QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CB BANCSHARES, INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $1.00 PER SHARE (Title of Class of Securities)
124785 10 6 (CUSIP Number)

Central Pacific Financial Corp.
220 South King Street
Honolulu, HI 96813
Attn: Neal Kanda
(808) 544-0622

With copy to:
Gordon Bava, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Blvd.
Los Angeles, CA 90064-1614
(310) 312-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 9, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐.

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124785 10 6	13D

(1)	Names of Reporting Persons. Central Pacific Financial Corp. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) IRS Identification No. Of Above Person: 99-0212597

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* WC, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
N/A

(6)	Citizenship or Place of Organization State of Hawaii

NUMBER OF SHARES	(7)	Sole Voting Power 88,741 (2.27%)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 295,587* (7.57%)
PERSON WITH
	(9)	Sole Dispositive Power 88,741 (2.27%)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 384,328*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 9.85%*

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

*
348,264 shares of CB Bancshares, Inc. (the "Issuer") common stock are subject to a voting agreement dated April 16, 2003 ("Voting Agreement") entered into between CPB Inc. (predecessor in name to Central Pacific Financial Corp. ("CPF") and TON Finance, B.V. in connection with a merger proposal made by CPF. In accordance with the Voting Agreement, 295,587 shares may be voted without restriction; the remaining 52,677 shares may be voted only after the shareholders of the Issuer approve CPF's acquisition of more than a specified percentage of the Issuer's stock under the Hawaii Control Share Acquisitions Statute. CPF expressly disclaims any beneficial ownership of any shares of the Issuer common stock covered by the Voting Agreement, and further disclaims any shared voting power with respect to the 52,677 shares discussed above. Based on the number of shares of the Issuer common stock outstanding as of March 4, 2003 (as reported by the Issuer in its proxy statement), the shares for which CPF may be deemed to share voting power represent 7.57% of the outstanding shares of common stock of the Issuer. The filing of this Schedule 13D shall not be construed as an admission by CPF that it is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other federal or state law, the beneficial owner of the shares that are subject to the Voting Agreement.

Introduction. This Amendment No. 2 amends and supplements the Schedule 13D, dated April 25, 2003 and Amendment No. 1 dated May 5, 2001 (collectively, the "Schedule 13D"), filed with the Securities and Exchange Commission by Central Pacific Financial Corp. ("CPF") (until April 23, 2003, CPF was known as CPB Inc.), with respect to the Common Stock, par value $1.00 per share (the "Shares") of CB Bancshares, Inc. (the "Issuer"). The address of Issuer's principal executive offices is 201 Merchant Street, Honolulu, Hawaii 96813. Unless as otherwise indicated capitalized terms used herein but not defined herein shall have the same meaning as those set forth in the Schedule 13D.

ITEM 4.    Purpose of Transaction.

Item 4(a)-(b) is amended by adding the following:

On May 5, 2003, CPF filed Amendment No. 1 to its Registration Statement to reflect Issuer's 10% stock dividend.

On May 5, 2003, CPF delivered a letter to the President of Issuer requesting that Issuer set a new meeting date of June 19, 2003, in order to allow the necessary time to enable all shareholders to have a sufficient opportunity to consider the issues and vote.

On May 9, 2003, CPF:

  •
  Delivered a letter to Issuer rescinding, revoking and withdrawing the offer CPF made in letters dated March 17 and April 15, 2003 and its related information statement filed pursuant to the Hawaii Control Share Acquisitions statute ("HCSA") dated as of April 28, 2003.

  •
  Delivered a letter to Issuer setting forth a new offer for a business combination between Issuer and CPF. The terms of the new offer letter provide for a per share consideration of 1.7606 shares of our common stock and $24.50 cash for each Share currently outstanding, and 1.6005 shares of CPF common stock and $22.27 in cash taking into account the 10% stock dividend.

  •
  Filed preliminary proxy materials with the SEC in connection with the special meeting to be held on June 26, 2003 under the HCSA. In accordance with Hawaii law and CB Bancshares' corporate documents, CPF and certain of its officers received agent designations from shareholders of Issuer to call the special meeting. See Item 6 below.

  •
  Filed Amendment No. 2 to its Registration Statement with the SEC to reflect the new offer.

  •
  Issued a press release discussing the above matters. A copy of the May 9, 2003 press release is attached as Exhibit K hereto.

On May 13, 2003, CPF:

  •
  Delivered a call for a special meeting of shareholders to the board of directors of Issuer to be held on June 26, 2003. The purpose of calling this special meeting is to provide the shareholders with the opportunity to vote on our proposal to authorize our acquisition of Shares connection with CPF's proposed exchange offer or otherwise under the HCSA statute.

  •
  Delivered a new Information Statement describing CPF's new offer. A copy of the new Information Statement is included as Exhibit L hereto.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is deleted in its entirety and replaced with the following:

In a May 13, 2003 press release, CPF announced that a small number of large Issuer shareholders (collectively, the "Designating Shareholders"), asked CPF, as their agent, in respect to all Shares owned by the Designating Shareholders to, among other things, take all action necessary to call (BUT NOT TO VOTE AT) a special meeting for the purpose of considering and voting upon a proposal to approve the acquisition of Shares by CPF under the HCSA statute by means of a tender/exchange offer or otherwise. A copy of the press release dated May 13, 2003, addressing this designation is attached hereto as Exhibit K. On May 20, 2003, CPF was designated agent by an additional Designating Shareholder to call (BUT NOT TO VOTE AT) such special meeting. Except for TON, CPF does not hold any proxies or have any agreements with these large shareholders relating to the voting of these Shares. As of May 20, 2003, combination of shared owned by CPF and those governed by the agent designations represents approximately 30% of the issued and outstanding Shares.

Except for the Voting Agreement described in Items 4 and 5 herein and the Designated Agents discussed in this Item 6, CPF is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CPF disclaims: (i) beneficial ownership of any shares owned by the Designating Shareholders; and (ii) membership in any group including the Designating Shareholders, TON Finance, B. V. or any other person with respect to the Issuer.

Issuer has claimed that based upon the Voting Agreement, and the date of the Voting Agreement in relation to the meeting, the shares owned by TON are not entitled to vote on the control share acquisition proposal at the special shareholder meeting called for that purpose. CPF disagrees with the basis for Issuer's claim, but to eliminate these technical legal issues, CPF has released TON from all of its voting obligations as they relate to proposed share acquisitions pursuant to the HCSA when presented at the special shareholders meeting.

ITEM 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended by adding the following:

Exhibit K:	Press Release of CPF dated May 9, 2003
Exhibit L:	CPF Information Statement Pursuant to Hawaii Law (dated May 9)

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

CENTRAL PACIFIC FINANCIAL CORP.
Dated: May 20, 2003	By:	/s/ GLENN K.C. CHING Glenn K. C. Ching Vice President, General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A	Directors and Executive Officers of CPF*
Exhibit B	Press Release of CPB dated April 16, 2003, including Letter from CPB to the Issuer dated April 15, 2003*
Exhibit C	Voting Agreement between CPB and TON, dated as of April 16, 2003*
Exhibit D	Schedule of Transactions in the Shares of the Issuer*
Exhibit E	Item 2 Information for TON*
Exhibit F	CPF Information Statement Pursuant to Hawaii Law* (dated April 28, 2003)
Exhibit G	Press Release of CPF dated April 28, 2003*
Exhibit H	Press Release of CPF dated May 1, 2003*
Exhibit I	Press Release of CPF dated May 5, 2003*
Exhibit J	Press Release of CPF dated April 30, 2003*
Exhibit K	Press Release dated May 9, 2003
Exhibit L	CPF Information Statement Pursuant to Hawaii Law (dated May 9, 2003)

*
Previously provided.

QuickLinks

Signature
EXHIBIT INDEX